Exhibit 4.9

BRAIIN LIMITED

April 7, 2026

Stephen Buehler

[***]

Re: Board of Directors

Dear Stephen,

Braiin Limited (the “Company”) is pleased to invite you to serve as a member of the Company’s board of directors (the “Board”). If you accept this invitation, your membership on the Board will commence effective February12, 2026. The following is some information on the terms of your Board membership.

You are invited to join the Board because of your reputation and experience in areas that relate to the Company’s business and strategy. The Company hopes that, as a member of the Board, you will contribute to the success of the Company by participating in meetings with the Board and providing the Company with advice and guidance consistent with your role as a member of the Board.

I. Committees of the Board

The Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Audit Committee must be comprised solely of independent directors as defined in the rules of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market. You will serve as Chair of the Audit Committee and as a member of the Nominating and Corporate Governance Committee, subject to your satisfying the applicable independence and eligibility requirements.

II. Meetings

We expect to hold Board and Audit Committee meetings generally four times per year, with additional interim teleconference Board and Audit Committee “updates” held on an “as needed” basis. The other committees will meet as often as necessary to discharge their responsibilities under their respective charters. Actions of the Board, Compensation Committee, Nominating and Corporate Governance Committee and Audit Committee may also be approved by written consent where permitted by applicable law and governing documents.

2

III. Fiduciary Duties

As a member of the Board, you agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to you by the Company or other members of the Board that is not generally available to the public (“Confidential Information”). You agree to use Confidential Information solely in connection with the performance of your duties as a member of the Board or any committee thereof, and to return or delete all copies of Confidential Information in your possession or control upon termination of your service, if requested by the Company. You acknowledge that the Company and the Board reserve the right to withhold any information and to exclude you from any portion of a Board meeting if such information or attendance could reasonably be expected to result in a conflict of interest with your duties to a third party or adversely affect the attorney-client privilege between the Company and its counsel. Notwithstanding the foregoing, nothing in this letter prevents you from reporting possible violations of federal law or regulation to government authorities, including under Section 21F of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Section 806 of the Sarbanes-Oxley Act of 2002, or other applicable whistleblower protections, without notification to or prior approval by the Company.

IV. Compliance with Policies and Law

You agree to comply with the Company’s applicable policies as in effect from time to time, including but not limited to, Board and committee charters and policies. Additionally, as a director of a public company, you will be subject to certain reporting and compliance obligations under U.S. securities laws, including Section 16 of the Exchange Act.

V. Compensation

You and the Company acknowledge that the structure and amount of your compensation for service on the Board, whether in the form of cash, equity, or a combination thereof, will be determined from time to time by the Board or a committee thereof. In accordance with the Compensation Committee’s recommendation, you will receive US$250,000 in equity, to be issued within a reasonable time following the date of this agreement and vesting on the first anniversary of issuance.

To the extent you are granted any equity-based compensation, such awards will be subject to the terms and conditions of the Company’s equity incentive plan and the applicable award agreement. The treatment of any such equity awards upon the termination of your service on the Board will be governed by the terms of the applicable plan and award agreement.

VI. Expenses

The Company will reimburse reasonable, documented travel and other business expenses incurred in connection with your duties as a Board member in accordance with the Company’s expense reimbursement policies.

VII. Indemnification Agreement and D&O Insurance

In addition to the indemnification provisions contained in the Company’s certificate of incorporation and bylaws, the Company also enters into customary indemnification agreements with its directors and maintains directors’ and officers’ liability insurance with coverage and terms determined by the Company from time to time.

3

VIII. At-Will Service

Nothing in this letter should be construed to interfere with or otherwise restrict in any way the rights of the Company and the Company’s stockholders to remove any individual from the Board at any time in accordance with the provisions of applicable law and the Company’s governing documents. Your service will continue until your resignation or such removal.

XI. Governing Law

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

We believe this is a very exciting time to be joining the Board of the Company. We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms and accept this invitation by signing and dating the enclosed counterpart of this letter and returning it to me. We look forward to your input and guidance as we move forward

Very truly yours,

BRAIINLIMITED

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

I have read and accept this letter:

/s/ Stephen Buehler
Signature of Stephen Buehler

Dated: April 8, 2026